Annex A
The name, business address, business activity, present principal occupation or employment and, if natural person, citizenship of each executive officer and director of the Filer are set forth in Exhibit A hereto, which is incorporated herein by reference.

River Road Asset Management, LLC

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Beck, R. Andrew	462 S. 4th Street Suite 2000 Louisville, KY 40202	Chief Executive Officer & Senior Portfolio Manager	Chief Executive Officer & Senior Portfolio Manager	United States
Mueller, Thomas D.	462 S. 4th Street Suite 2000 Louisville, KY 40202	Chief Operating Officer	Chief Operating Officer	United States
Brenner, Elizabeth	462 S. 4th Street Suite 2000 Louisville, KY 40202	Chief Organizational Development Officer	Chief Organizational Development Officer	United States
Brown, John Alexander	462 S. 4th Street Suite 2000 Louisville, KY 40202	Chief Investment Officer	Chief Investment Officer	United States
Wainwright, Robert	462 S. 4th Street Suite 2000 Louisville, KY 40202	Chief Business Development Officer	Chief Business Development Officer	United States
Snyder, Meagan	462 S. 4th Street Suite 2000 Louisville, KY 40202	Chief Compliance Officer	Chief Compliance Officer	United States